Exhibit 3.45
AMENDMENT
          Effective November 13, 2008, Section 4 of Article III of the Bylaws of RM Restaurant Holding Corp. is hereby amended to read in its entirety as follows:
“Vacancies. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise provided by law, require the entire Board of Directors to be reelected at a Special Meeting of the stockholders. Such election of the entire Board of Directors will be held in accordance with the voting procedures as provided in Section 2 of this Article III. Each director so elected shall hold office until the expiration of the term of office of the director whose vacancy necessitated the election or until his or her successor shall be elected and qualified or until his or her earlier death, resignation or removal as provided herein.”